UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: April 30, 2025
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FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING
CUSIP NUMBER

(Check One)
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

OP Bancorp
Full Name of Registrant

N/A
Former Name if Applicable

1000 Wilshire Boulevard, Suite 500
Address of Principal Executive Officer (Street and Number)

Los Angeles, CA 90017
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is transitioning from non-accelerated filer to accelerated filer status for the fiscal year ended December 31, 2024, as a result of which the registrant will be required to file a report of its independent registered public accounting firm attesting that the accountants have conducted an independent evaluation of the effectiveness of the company's Internal Control over Financial Reporting (ICFR) as required by Section 404(b) of the Sarbanes-Oxley Act. The registrant has not completed its own evaluation of ICFR in order to permit its independent registered public accounting firm to render the required attestation. As a result, the registrant cannot timely file its Annual Report on Form 10-K for the above-referenced period. The registrant expects to file its Annual Report on or before the fifteenth calendar day after the due date therefor.

The registrant has previously issued an earnings release reporting its unaudited results of operations and financial condition as of and for the fourth quarter and fiscal year ended December 31, 2024, and furnished that release under Item 2.02 of Form 8-K on January 23, 2025. As of March 17, 2025, the registrant expects that the financial statements to be filed in its Form 10-K for such period will be consistent in all material respects with the financial data presented in such release.

(Attach Extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jaehyun Park	(213)	593-4865
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OP BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2025	By:	/s/ Jaehyun Park
Jayhyun Park, Chief Financial Officer